Exhibit 99.1

Ernst & Young LLP 2200, 215 2nd St SW Calgary, AB T2P 1M4	Tel: +1 403 206 5000 Fax: +1 403 290 4265 ey.com/ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated February 27, 2019 with respect to the consolidated financial statements of AltaGas Ltd. as at and for the years ended December 31, 2018 and 2017, included as an appendix in the Annual Report on Form 40-F of AltaGas Ltd. for the year ended December 31, 2018, as filed with the United States Securities Exchange Commission (“SEC”).

We also consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-225606) pertaining to the registration of Preferred Shares and Debt Securities of AltaGas Ltd., of our report dated February 27, 2019, with respect to the consolidated financial statements of AltaGas Ltd. as at and for the years ended December 31, 2018 and 2017, included as an appendix in the Annual Report on Form 40-F of AltaGas Ltd. for the year ended December 31, 2018, as filed with the SEC.

We also consent to the reference to us under the heading, “Interest of Experts”, which appears in the annual information form of AltaGas Ltd. for the year ended December 31, 2018 and is included as an appendix in the Annual Report on Form 40-F of AltaGas Ltd. for the year ended December 31, 2018, as filed with the SEC.

Calgary, Alberta	/s/ Ernst & Young LLP
February 27, 2019	Chartered Professional Accountants

A member firm of Ernst & Young Global Limited